CM

06006462

SECURI[TIES AND EXCHANGE COM]MISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING APR 10 2006 WASH. D.C.

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-49503

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sterling Financial Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 N. Federal Highway
(No. and Street)

Boca Raton (City) Florida (State) 33432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Garcia (561) 886-2222
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

PROCESSED
JUN 21 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Charles Garcia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sterling Financial Investment Group, Inc., as of December 31, 20 05 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Gabriela E. Mora
Commission #DD328160
Expires: Jun 13, 2008
Bonded Thru
Atlantic Bonding Co., Inc.

(Notary Public)

(Signature)

CEO
(Title)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

STERLING FINANCIAL INVESTMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

SEC MAIL PROCESSING SECTION
RECEIVED
APR 10 2006
WASH., D.C.
213







KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Sterling Financial Investment Group, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of Sterling Financial Investment Group, Inc. as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sterling Financial Investment Group, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statement has been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, on January 10, 2006, the Company entered into an agreement to sell its business as a going concern, certain intellectual property, client accounts and revenues, computer equipment and a certain real property lease. This agreement is subject to approval of the National Association of Securities Dealers, Inc. and the transaction has not closed as of the date of this report. The Company has sustained operating losses and negative cash flows from operations for the years ended December 31, 2004 and 2005. In the event the transaction does not close and in the absence of achieving profitable operations and positive cash flows from operations or obtaining equity financing, the Company may have difficulty meeting current obligations or maintaining required minimum regulatory net capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of these uncertainties.

Kaufman, Rossin & Co.

Miami, Florida
March 21, 2006

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

STERLING FINANCIAL INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CASH AND CASH EQUIVALENTS	$	207,537
SECURITIES OWNED, AT MARKET (NOTE 6)		562,669
RECEIVABLES FROM BROKERS (NOTE 6)		1,061,974
RECEIVABLES FROM REPRESENTATIVES, NET		3,233
PREPAID EXPENSES AND OTHER ASSETS		216,668
PROPERTY AND EQUIPMENT, NET (NOTE 3)		10,793
	$	2,062,874

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	270,857
Accrued personnel expenses		566,876
Accrued expenses and other liabilities (Note 9)		769,414
Total liabilities		1,607,147
COMMITMENTS AND CONTINGENCIES (NOTES 7 AND 9)		
STOCKHOLDER'S EQUITY		455,727
	$	2,062,874

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Sterling Financial Investment Group, Inc. ("the Company"), was incorporated on May 30, 1997, as a wholly owned subsidiary of Sterling Financial Group of Companies, Inc. ("the Parent"). The Company is a registered broker dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company acts in a principal capacity, buying and selling securities for its own account by trading with customers and other dealers, and in an agency capacity, buying and selling securities for its customers and charging a commission. In addition, the Company provides investment banking and advisory services. The Company maintains its corporate offices in Florida. The Company's other offices, which are operated by independent associates are located in Florida, Panama City, Panama; Santiago, Chile; and Santiago de Cali, Colombia.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Securities Transactions

Securities transactions are reported on a trade date basis. Securities owned are reported on a trade date basis and are valued at quoted market or dealer quotes.

Warrants

In exchange for investment banking and consulting services to certain clients, the Company has received warrants entitling the Company to acquire stock at predetermined prices in those clients. Using the Black Scholes method, the Company records these warrants at fair value when the Company's performance necessary to earn the warrants is complete. At December 31, 2005, the warrants have a fair market value of $12,784 and are included in securities owned in the accompanying statement of financial condition.

Receivables from Brokers

The amounts receivable from brokers is a combination of cash at the clearing brokers, required deposits and the differential of amounts due to and from the Company on securities transactions.

Receivables from Representatives

Receivables from representatives are uncollaterized obligations from brokers, certain of which are due on demand and certain of which are in the form of promissory notes with specific repayment terms. The carrying amount of receivables from representatives may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews these balances and based on an assessment of current employment status and credit worthiness, estimates the portion, if any, of the balance that may not be collected. At December 31, 2005, management has established an allowance of approximately $464,145.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to asset accounts.

Depreciation of property and equipment is computed using the straight line method based upon estimated useful lives of five and seven years.

Income Taxes

The Company is part of a consolidated group for income tax purposes. The income tax liability/benefit is apportioned to the members of the consolidated group based upon their respective taxable income or loss amounts. The consolidated entity is responsible for the payment of income taxes, and the Company's allocated portion of these taxes (benefit, when realizable) is accounted for as a related party transaction.

The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109, which requires a liability approach to calculating deferred income taxes. Under this method, the Company records deferred taxes based on temporary differences between the tax bases of the Company's assets and liabilities and their financial reporting bases. Recognition of deferred tax asset amounts and related valuation allowances are based on management's belief whether it is more likely than not that the tax benefit associated with certain temporary differences will be realized.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

Certain amounts in the 2004 financial statements have been reclassified to conform with 2005 presentation.

NOTE 2. ASSET PURCHASE AGREEMENT

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has incurred significant operating losses and negative cash flows from operations for the years ended December 31, 2004 and 2005.

On January 10, 2006, the Company entered into an agreement with vFinance, Inc. (vFinance) to sell its business as a going concern, certain intellectual property, client accounts and revenues, computer equipment and a certain real property lease. This agreement is subject to approval of the NASD and has not closed as of the date of this report. On the closing date, vFinance will not assume any liabilities of the Company except an office lease (from the Parent) and select office service contracts directly related to the operation of the business that arise and are to be paid, performed or discharged from and after the closing date. One of the principals of the Company will enter into an employment agreement with vFinance.

In accordance with the terms of the asset purchase agreement, vFinance will deliver 17,500,000 shares of its common stock and approximately $26,800, for certain prepaid expenses. There are provisions for the delivery of additional common stock based upon financial performance.

The Company and vFinance also entered into a management agreement, pursuant to which certain designated principals of vFinance will provide risk management of, and operational and back office support for, the branch offices of the Company from January 10, 2006 until the closing of the acquisition transaction. In addition, such principals will assist the Company with the supervision of its registered representatives.

In the event the transaction does not close, the Company's ability to continue as a going concern is dependent upon achieving profitable operations and positive cash flows from operations or obtaining equity financing. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of these uncertainties.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2005:

Computer equipment	$	125,918
Less accumulated depreciation	(	115,125)
	$	10,793

NOTE 4. NET CAPITAL REQUIREMENTS

As a registered broker dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one fifteenth of "Aggregate Indebtedness", as defined. At December 31, 2005, the Company's "Net Capital" was $147,990, which exceeded the requirements by $40,847, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 10.86 to 1.

NOTE 5. INCOME TAXES

The components of the net deferred tax asset at December 31, 2005 was as follows:

Deferred tax assets:		
Allowance for doubtful accounts	$	174,658
Accrued expenses		174,611
NOL carryforward		1,648,613
Deferred tax assets		1,997,882
Less valuation allowance	(	1,997,882)
	$	-

SFAS 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a $1,997,882 valuation allowance at December 31, 2005 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. The change in the valuation allowance for the current year is $534,597. At December 31, 2005, the Company has available net operating loss carryforwards of $4,381,114, which will expire in the years 2021 through 2025.

NOTE 5. INCOME TAXES (Continued)

Management's determination of the realization of the deferred tax asset is based upon management's judgment of various future events, including the timing and amount of future income earned by the Company, the Parent and the Parent's other subsidiaries and the implementation of various tax planning strategies to maximize the realization of the deferred tax asset. Management evaluates the realizability of the deferred tax asset annually and adjusts, if necessary, the valuation allowance.

NOTE 6. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by three brokerage firms, whose principal offices are located in the United States of America. At December 31, 2005, the $1,061,974 receivables from brokers and $549,885 of securities owned, at market included in the accompanying statement of financial condition, are due from and held by these brokers.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company, through its clearing broker, extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 7. LEASE COMMITMENTS

The Company is obligated under non-cancelable operating leases and service contracts for equipment.

Approximate future minimum payments under non-cancelable operating leases and service contracts for years subsequent to December 31, 2005 are as follows:

2006	$	16,000
2007		16,000
2008		4,000
	$	36,000

NOTE 8. RELATED PARTY TRANSACTIONS

During 2005, the Company paid a dividend of $275,000 to its Parent. In addition, during 2005, the Company received $1,625,000 in capital contributions from its Parent.

During 2005, the Company advanced funds to three different entities related by common ownership. At December 31, 2005, advances totaling $1,451,660 were outstanding and are reflected as due from related parties in stockholder's equity.

During 2005, the Company incurred rent expense for its corporate offices. The lease agreements, however, are executed between the Parent and an unrelated third party.

NOTE 9. CONTINGENCIES

Client and Former Employee Matters

The Company has been named in various legal matters in the ordinary course of business. The matters filed by former clients allege that the Company breached its fiduciary duties, committed common law fraud, charged excessive commissions and negligently managed the claimants accounts through unsuitable investments and improperly utilized margin. In aggregate, these claimants are seeking in excess of $1,170,000 in compensatory damages, plus costs and undisclosed punitive damages. In addition, matters have been filed by former employees alleging fraudulent inducement and breach of contract. In aggregate, these claimants are seeking in excess of $345,000 in compensatory damages, plus costs and undisclosed punitive damages. The Company intends to vigorously contest these claims, and the outcome of the proceedings or amounts of potential losses, if any, cannot be determined at this time. The Company maintains insurance covering certain of these matters and has notified its insurance carriers. At December 31, 2005, the Company has accrued approximately $389,000, which is included in accrued expenses and other liabilities in the accompanying statement of financial condition, to provide for future legal settlement amounts. It is management's belief that this amount is sufficient to satisfy the claims outstanding against the Company, which include those matters and amounts not covered by insurance. However, because of the unpredictable nature of litigation, it is reasonably possible that this estimate could change in the near term.

NASD Matter

The Company, its current Chief Executive Officer, former President and former Director of Investment Banking (collectively "the respondents") are respondents in an administrative proceeding conducted by the NASD. The NASD has alleged that the respondents violated several NASD rules and regulations between June 1, 2003 and June 30, 2004. The NASD has not yet formalized a complaint against the respondents. In December 2005, the respondents and the NASD undertook settlement discussions and a Letter of Acceptance, Waiver and Consent (AWC) was prepared but not executed by the respondents or accepted by the NASD. The terms of the AWC, among other things, would require the Company, without admitting or denying the findings, to pay a fine of $250,000, $50,000 of which is joint and several with the current Chief Executive Officer, $50,000 of which is joint and several with the former President, and $5,000 of which is joint and several with the former Director of Investment Banking.

The Company has included $75,000 in accrued expenses and other liabilities in the accompanying statement of financial condition related to this proposed offer of settlement. Legal counsel has advised the Company that the estimated settlement would be in the range of $75,000 or more. However, because of its unpredictable nature, it is reasonably possible that this estimate could change in the near term. As of March 21, 2006, the AWC has not been executed by the respondents or accepted by the NASD. Management intends to continue cooperating fully with the NASD's investigation.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd., ste. 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd., ste. 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:
www.kaufmanrossin.com